[RIDER FOR BOND TRUST: John Hancock Government Income Fund, John Hancock High Yield Fund and John Hancock Investment Grade Bond Fund]

On November 15, 2012, a Special Meeting of the Shareholders of John Hancock Bond Trust and each of its series, including for John Hancock Government Income Fund, John Hancock High Yield Fund and John Hancock Investment Grade Bond Fund, was held at 601 Congress Street, Boston, Massachusetts, for the purpose of considering and voting on the following proposal:

Proposal: Election of thirteen (13) Trustees as members of the Board of Trustees of John Hancock Bond Trust.

	Total Votes for the Nominee	Total Votes Withheld from the Nominee
Independent Trustees
Charles L. Bardelis	176,204,064.52	4,001,999.19
Peter S. Burgess	176,123,128.76	4,082,934.95
William H. Cunningham	176,001.211.17	4,204,852.54
Grace K. Fey	176,224,633.54	3,981,430.17
Theron S. Hoffman	176,305,574.38	3,900,489.33
Deborah C. Jackson	176,350,388.61	3,855,675.11
Hassell H. McClellan	176,031,994.08	4,174,069.63
James M. Oates	176,057,074.21	4,148,989.51
Steven R. Pruchansky	176,233,916.63	3,972,147.08
Gregory A. Russo	176,165,585.33	4,040,478.39
Non-Independent Trustees
James R. Boyle	176,333,771.19	3,872,292.52
Craig Bromley	176,333,378.72	3,872,684.99
Warren A. Thomson	176,230,496.88	3,975,566.83